UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Fintech Acquisition Corp. IV

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31810N104

(CUSIP Number)

12 January 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 9 Pages
Exhibit Index: Page 7

SCHEDULE 13G

CUSIP No. 31810N104

1	NAMES OF REPORTING PERSONS
BlueCrest Capital Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G

CUSIP No. 31810N104

1	NAMES OF REPORTING PERSONS
Michael Platt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Item 1.

(a)	Name of Issuer: Fintech Acquisition Corp. IV

(b)	Address of Issuer’s Principal Executive Offices:

2929 Arch Street, Suite 1703
Philadelphia, PA 19104
United States

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

i.	BlueCrest Capital Management Limited (the “Investment Manager”), which serves as investment manager to Millais Limited, a Cayman Islands exempted company (the “Fund”); and

ii.	Michael Platt (“Mr. Platt”), who serves as principal, director, and control person of the Investment Manager,

with respect to the Common Shares (as defined herein) held for the account of the Fund. Millais USA LLC acts as sub-investment manager of the Fund, and reports to the Investment Manager.

The Investment Manager and Mr. Platt are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of the Investment Manager and Mr. Platt is:

Ground Floor
Harbour Reach, La Rue de Carteret
St Helier
Jersey
Channel Islands
JE2 4HR

(c)	Citizenship: The Investment Manager is a company organized under the laws of Jersey, Channel Islands, operating solely out of Jersey, Channel Islands. Mr. Platt is a citizen of the United Kingdom.

(d)	Title and Class of Securities: Class A Common Stock (the “Common Shares”)

(e)	CUSIP No.: 31810N104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership

(a), (b)
As of January 12, 2021, each of the Investment Manager and Mr. Platt may be deemed the beneficial owner of 1,200,000 Common Shares and 300,000 Common Shares underlying units held for the account of the Fund. This amount excludes warrants to purchase Shares (“Warrants”) underlying units of the Issuer held by the Reporting Persons, because the Reporting Persons do not have the right to acquire the Shares underlying the Warrants within 60 days. This amount equates to approximately 6.4% of the Common Shares outstanding. (The percentages used in this Schedule 13G are based upon 23,610,000 Common Shares reported to be outstanding in the Company’s Form 10-Q filed on November 16, 2020).

(c)
Number of shares as to which such person has: The Investment Manager and Mr. Platt share the power to vote or direct the vote, and share the power to dispose or direct the disposition of the 1,500,000 Common Shares reported herein.

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,500,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,500,000

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.
Ownership of more than Five Percent on Behalf of Another Person. See disclosure in Items 2 and 4 hereof. The Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by the Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. See disclosure in Item 2 hereof.

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.
Certifications. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2021

BLUECREST CAPITAL MANAGEMENT LIMITED

By:	/s/ Michael Bell
Michael Bell
Authorised Signatory

MICHAEL PLATT

By:	/s/ Steven Pariente
Steven Pariente
As attorney-in-fact for Michael Platt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Ex.		Page No.
1	Joint Filing Agreement	8
2	Power of Attorney	9

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: January 22, 2021

BLUECREST CAPITAL MANAGEMENT LIMITED

By:	/s/ Michael Bell
Michael Bell
Authorised Signatory

MICHAEL PLATT

By:	/s/ Steven Pariente
Steven Pariente
As attorney-in-fact for Michael Platt

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Michael Edward Platt, hereby make, constitute and appoint Steven Pariente, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as principal of, or in other capacities with, BlueCrest Capital Management Limited, a company organized under the laws of Jersey, Channel Islands, and operating solely out of Jersey, Channel Islands, and each of the affiliates or entities advised or controlled by me or BlueCrest Capital Management Limited, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5; (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act; (3) any information statements on Form 13H required to be filed with the SEC pursuant to Section 13(h) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 10th day of January 2019.

/s/ Michael Platt
Michael Platt